UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

StarTek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd

160 Robinson Road, #10-01, SBF Center

Singapore, 068914

Attn: Sanjay Chakrabarty

Mukesh Sharda

(65) 6202-4734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107	13D	Page 1 of 6 pages

Explanatory Note

This Amendment No. 8 (the “Amendment No. 8”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on March 23, 2018 (as amended to date, the “Schedule 13D”), by: (a) CSP Alpha Holdings Parent Pte Ltd; (b) CSP Alpha Investment LP; (c) CSP Alpha GP Limited; (d) CSP Victory Limited; and (e) CSP Management Limited (collectively, the “Reporting Persons,” and each a “Reporting Person”), relating to the common stock, $0.01 par value. (the “Common Stock”), of StarTek, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On October 10, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stockholm Parent, LLC, a Delaware limited liability company (“Parent”), Stockholm Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of the Reporting Persons.

Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. As a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held by (i) the Issuer, Parent, Merger Sub or any of their respective subsidiaries and (ii) shareholders of the Issuer who have properly exercised their dissenters’ rights under Delaware law) will be converted at the Effective Time into the right to receive $4.30 in cash, without interest (the “Merger Consideration”).

Closing Conditions

Consummation of the Merger is subject to certain customary closing conditions, including, (i) receipt by the Issuer of the Written Consent (as defined below), (ii) the absence of any law, order, injunction, judgment or ruling order preventing the consummation of the Merger, (iii) subject to materiality qualifiers, the accuracy of each party’s representations and warranties, (iv) each party’s compliance in all material respects with its obligations and covenants under the Merger Agreement, (v) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) and (vi) twenty calendar days having elapsed since the mailing to the Issuer’s stockholders of a definitive information statement with respect to adoption of the Merger Agreement by the Sponsors pursuant to the Written Consent. The Merger Agreement does not contain any financing condition.

Following the execution of the Merger Agreement, CSP Alpha Holdings Parent Pte Ltd and CSP Victory Limited, which collectively hold approximately 56% of the outstanding shares of Common Stock, executed and delivered to the Issuer an irrevocable written consent adopting the Merger Agreement and approving the Merger (the “Written Consent”), thereby providing the required stockholder approval for the Merger. The Written Consent will become effective at 6:00 pm New York City time on November 9, 2023 (as such period may be extended under certain circumstances set forth in the Merger Agreement, the “Written Consent Effective Time”). No further action by holders of shares of Common Stock is required to adopt the Merger Agreement or approve the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger.

CUSIP No. 85569C107	13D	Page 2 of 6 pages

Treatment of Issuer Equity Awards

Immediately prior to the Effective Time, and contingent upon the Merger, each outstanding option to purchase shares granted under a stock plan of the Issuer (other than any option granted under the Issuer’s stock purchase plan) (the “Issuer Options”) will be fully vested and cancelled in exchange for the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such cancelled Issuer Option multiplied by (ii) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per share of Common Stock subject to such cancelled Issuer Option, without interest. Any Issuer Option with respect to which the exercise price per share subject thereto is equal or greater than the Merger Consideration will be cancelled in exchange for no consideration and any payments may be reduced by the amount of required tax withholdings.

Immediately prior to the Effective Time, and contingent upon the Merger, each outstanding restricted stock unit award (including, for the avoidance of doubt, each such restricted stock unit that is subject to a deferral election) granted under a stock plan of the Issuer (the “Issuer RSU Awards”) will be fully vested (provided, each Issuer RSU Award that is subject to performance-based vesting conditions deemed to be vested at the greater of (i) actual performance determined as of immediately prior to the Effective Time and (ii) target level of performance) and will be cancelled as in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of vested restricted stock units subject to such Issuer RSU Award by (b) the Merger Consideration, without interest. Any payments may be reduced by the amount of required tax withholdings.

Immediately prior to the Effective Time, and contingent upon the Merger, each outstanding deferred stock units (including, for the avoidance of doubt, each such deferred stock units that is subject to a deferral election) under a stock plan of the Issuer (the “Issuer DSU Awards”) will be fully vested and will be cancelled in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of vested deferred stock units subject to such Issuer DSU Award by (ii) the Merger Consideration, without interest. Any payments may be reduced by the amount of required tax withholdings.

Non-Solicitation

From the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement in accordance with its terms, the Issuer will be subject to customary “no-solicitation” restrictions requiring it, among other things, to immediately cease any activities with respect to, and not to initiate, solicit, enter into, engage in, knowingly encourage, continue or otherwise participate in any discussions or negotiations with any person with respect to any Competing Proposal (as defined in the Merger Agreement) made by such person or any inquiry, proposal or offer from such person that constitutes, or would reasonably be expected to lead to, a Competing Proposal.

CUSIP No. 85569C107	13D	Page 3 of 6 pages

Notwithstanding the foregoing, prior to the Written Consent Effective Time if the Issuer has received a bona fide, written Competing Proposal, and the Board (acting on the recommendation of the special committee of the Board (the “Special Committee”) after consultation with its outside financial advisors and outside legal counsel) determines in good faith that such Competing Proposal constitutes a Superior Proposal (as defined in the Merger Agreement), then the Issuer has the right to, among other things, furnish non-public information to the third party that made such Competing Proposal and participate in discussions or negotiations with such third party in connection with such Competing Proposal.

Financing

Pursuant to an equity commitment letter, dated as of the date of the Merger Agreement, CSP Fund II LP, an affiliate of the Reporting Persons, agreed to provide equity commitment to Parent in the amount set forth therein for (i) the payment of the aggregate Merger Consideration and other consideration payable pursuant to Article II of the Merger Agreement, (ii) other fees and expenses to be paid by Parent in connection with the Transactions, and (iii) the payment of monetary damages required to be paid to the Issuer in certain circumstances in accordance with the Merger Agreement.

Termination

The Merger Agreement also provides for certain termination rights for both the Issuer and Parent, including the right of the Issuer (upon approval of the Special Committee) to terminate the Merger Agreement prior to the Written Consent Effective Time to accept a Superior Proposal, subject to certain conditions and obligations including the payment of the Issuer Termination Fee (as defined below). In addition, and subject to certain limitations, the Merger Agreement can be terminated by either Parent or the Issuer if (i) the Merger is not consummated on or before March 8, 2024 (the “Outside Date”) or (ii) any applicable governmental authority issues a final and non-appealable order permanently enjoining, preventing, restraining, making illegal or otherwise permanently prohibiting the Merger. Upon termination of the Merger Agreement under certain circumstances, the Issuer would be obligated to pay Parent a termination fee of $1,850,000 (the “Issuer Termination Fee”).

Other Matters

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, Parent and Merger Sub. From the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement in accordance with its terms, the Issuer is required to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its business and operations in all material respects in the ordinary course of business consistent with past practice, subject to certain exceptions.

CUSIP No. 85569C107	13D	Page 4 of 6 pages

The foregoing description of the Merger Agreement, Merger and other transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about the Issuer. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other and may apply contractual standards of materiality that are different from materiality under applicable securities laws. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that the Issuer delivered to Parent in connection with signing the Merger Agreement. Accordingly, investors and shareholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement, are modified in important part by the underlying disclosure schedules and qualified as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

6.	Agreement and Plan of Merger, dated October 10, 2023, by and among the Issuer, Stockholm Parent, LLC and Stockholm Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 10, 2023).

CUSIP No. 85569C107	13D	Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2023

CSP ALPHA HOLDINGS PARENT PTE LTD

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP ALPHA INVESTMENT LP

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP ALPHA GP LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CUSIP No. 85569C107	13D	Page 6 of 6 pages

CSP VICTORY LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP MANAGEMENT LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director